Exhibit 99.1
PRESS RELEASE

FOR IMMEDIATE RELEASE

SUPERCOM LTD. SELLS AUTOMATED SMART CARD PRODUCTION SYSTEM TO A EUROPEAN GOVERNMENT
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Expected sales revenues at $1.25M in the fourth quarter 2004.

New York, NY, and Ra’anana, Israel, November 1, 2004 - SuperCom Ltd. (Euronext: SUP) a leading smart card and e-ID technology integrator and solutions provider serving governmental and commercial markets, announced today that the Company has sold an automated smart card production system. This technology is based on SuperCom’s latest technology “ePASS PRO” for the production of smart card and e-passports. The “ePASS PRO” product family was the technology involved in SuperCom’s award of the US electronic passport project. The expected revenues from the sale will amount to $1.25 million.

The system is for the production of secured documents and credentials issued by the government. SuperCom expects increased revenues through the sale of additional technology and raw materials in 2005. The automated production line is based on high-end technology and manufactures contactless smart cards and inlays with an antenna and chip.

“A significant part of SuperCom’s strategy is to provide the highest quality smart card access control systems and solutions for our customers worldwide. With our automatic production line, we have the ability to provide customers with a cost-effective and flexible solution,” said Eyal Tuchman, Chief Financial Officer of SuperCom. “We’re proud to see our technology being adopted by countries who value the importance of smart card security. With greater penetration into these markets, we expect revenues to be increased in 2005.”

About SuperCom
SuperCom, Ltd. is engaged in research, development and marketing of advanced technologies and products for smart-card solutions and government e-ID projects. SuperCom offers a wide range of standard and customized smart-card-based solutions for physical and logical security, education, corrections facilities and air & seaports. SuperCom is also a leader in the manufacturing of secure and durable documents such as national identity cards, passports, visas, drivers’ licenses and vehicle registration. Together with its subsidiaries, SuperCom offers advanced, innovative and flexible solutions in contact and contactless smart-card technologies. Headquartered in Israel, SuperCom has subsidiaries in the US and Hong Kong. For more information, visit our website at www.supercomgroup.com.

Safe Harbor
Certain of the statements contained in this news release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although SuperCom believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. SuperCom disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise. SuperCom undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances. For further information, refer to the discussion in reports that SuperCom has filed with the U.S. Securities and Exchange Commission.

This press release and other releases are available on www.supercomgroup.com.

Contact Eyal Tuchman, CFO SuperCom, Ltd. +972 9 775 0800 eyalt@supercomgroup.com	Dahlia Bailey / Jerry Cahn PortfolioPR 212 736 9224 dbailey@portfoliopr.com / jcahn@portfoliopr.com